Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: Hydrogenics Corporation

Subject Company: Algonquin Power Income Fund

Exchange Act File Number of Subject Company: 333-141569

PRESS RELEASE

Hydrogenics Received Going Concern Qualification

From Independent Accounting Firm

Mississauga, Ontario — July 10, 2009. Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that its consolidated financial statements for the fiscal year ended December 31, 2008, dated March 24, 2009 filed on Form 6-K on March 26, 2009 and subsequently included in the Company’s Annual Report filed on Form 20-F on June 30, 2009, contain a going concern qualification from its independent accounting firm, PricewaterhouseCoopers LLP.

Management’s plans to address the going concern issues are discussed in its Management’s Discussion and Analysis included in the Company’s Annual Report on Form 20-F.  In addition, as previously announced on June 12, 2009, the Company announced that it has entered into an agreement with the trustees of Algonquin Power Income Fund (TSX: APF.UN), which, subject to various conditions will result in a non-dilutive financing to Hydrogenics with gross cash proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses. The transaction involves a Plan of Arrangement and an Exchange Offer pursuant to which, among other things, Hydrogenics will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics. The transaction is subject to various conditions, including the receipt of regulatory approvals, which include the approval of The Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics.

The transaction is subject to various conditions, including the receipt of regulatory approvals, which include the approval of the Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics and unitholders of Algonquin Power.

NASDAQ Marketplace Rule 5250(b)(2) requires NASDAQ-listed companies to publicly announce through the news media the receipt of an audit opinion containing a “going concern” qualification. This announcement does not represent any change or amendment to the company’s Annual Report on Form 20-F.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about its achievements, future results, goals, levels of activity, performance, and other future events. Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on the management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:

Hydrogenics Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com